Exhibit 12.1

Bowater Incorporated
Statement of Computation of Unaudited Ratio of Earnings to Fixed Charges
(in millions, except ratio information)

	Three Months Ended March 31,
	2005	2004

Earnings:

Loss before income taxes, minority interests and cumulative effect of accounting change	$(8.1)	$(69.3)

Add: Fixed charges from below	52.2	49.8
Less: Capitalized interest	0.1	—

	$44.0	$(19.5)

Fixed Charges:

Interest expense, net of interest capitalized	50.2	48.2
Capitalized interest	0.1	—
Estimate of interest within rental expense	0.4	0.7
Amortized premium and discounts related to indebtedness	1.5	0.9

	$52.2	$49.8

Deficiency of Earnings to Fixed Charges	$8.2	$69.3